                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-48288
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 2, 2000)

                                4,500,000 Shares

                           Lamar Advertising Company
                              CLASS A COMMON STOCK

                            ------------------------

LAMAR IS OFFERING 4,500,000 SHARES OF ITS CLASS A COMMON STOCK.

                            ------------------------

OUR CLASS A COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "LAMR." ON NOVEMBER 15, 2000, THE REPORTED LAST SALE PRICE OF THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $47 13/16 PER SHARE.

WE HAVE TWO CLASSES OF COMMON STOCK: CLASS A COMMON STOCK AND CLASS B COMMON STOCK. THE CLASS A COMMON STOCK AND THE CLASS B COMMON STOCK HAVE THE SAME RIGHTS AND POWERS, EXCEPT THAT A SHARE OF CLASS A COMMON STOCK ENTITLES THE HOLDER TO ONE VOTE AND A SHARE OF CLASS B COMMON STOCK ENTITLES THE HOLDER TO TEN VOTES. A PARTNERSHIP CONTROLLED BY OUR CHIEF EXECUTIVE OFFICER IS THE BENEFICIAL OWNER OF ALL THE OUTSTANDING SHARES OF CLASS B COMMON STOCK, REPRESENTING APPROXIMATELY 69% OF THE TOTAL VOTING POWER OF OUR COMMON STOCK.

                            ------------------------

INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 5 OF THE PROSPECTUS.

                            ------------------------

                               PRICE $45 A SHARE

                            ------------------------

                                                             UNDERWRITING
                                               PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                PUBLIC        COMMISSIONS        LAMAR
                                             ------------    -------------    ------------
Per Share..................................    $45.000          $.875           $44.125
Total......................................  $202,500,000     $3,937,500      $198,562,500

Lamar has granted the underwriter the right to purchase up to an additional 675,000 shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of Class A common stock to purchasers on November 20, 2000.

                            ------------------------

                           MORGAN STANLEY DEAN WITTER
November 15, 2000

                               TABLE OF CONTENTS

         PROSPECTUS SUPPLEMENT           PAGE
         ---------------------           ----
Prospectus Supplement Summary..........   S-3
The Offering...........................   S-6
Selected Historical Financial
  Information..........................   S-7
Use of Proceeds........................   S-9
Capitalization.........................  S-10
Price Range of Class A Common Stock....  S-11
Dividend Policy........................  S-11
Underwriter............................  S-12
Legal Matters..........................  S-13

              PROSPECTUS                 PAGE
              ----------                 ----
Where You Can Find More Information....     3
Business of Lamar......................     4
Note Regarding Forward-Looking
  Statements...........................     4
Risk Factors...........................     5
Use of Proceeds........................    10
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends............    10
Description of Debt Securities.........    11
Description of Preferred Stock.........    19
Description of Lamar Class A Common
  Stock................................    21
Description of Warrants................    22
Plan of Distribution...................    24
Legal Matters..........................    25
Experts................................    25

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the prospectus. Neither the delivery of this prospectus supplement nor sale of Class A common stock means that information contained or incorporated by reference in this prospectus supplement or the prospectus is correct after the date of this prospectus supplement. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of Class A common stock in any circumstance under which the offer or solicitation is unlawful.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the prospectus. This summary may not contain all of the information that you should consider before deciding to invest in Lamar Class A common stock. You should read this entire prospectus supplement and the prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to those statements, and the documents incorporated by reference in this prospectus supplement and the prospectus. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriter's over-allotment option.

                           LAMAR ADVERTISING COMPANY

     Lamar is one of the largest and most experienced owners and operators of outdoor advertising structures in the United States. We conduct a business that has operated under the Lamar name since 1902. As of September 30, 2000, we operated approximately 130,600 displays in 43 states. We also operate the largest logo sign business in the United States. Logo signs are signs located near highway exits which deliver brand name information on available gas, food, lodging and camping services. As of September 30, 2000, we maintained over 89,100 logo sign displays in 20 states. We also operate transit advertising displays on bus shelters, bus benches and buses in several markets.

     Our strategy is to be the leading provider of outdoor advertising in the markets we serve. We have focused historically on providing a full range of outdoor advertising services in middle markets. Important elements of our strategy are our decentralized management structure and our focus on providing high quality local sales and service. In order to be more responsive to local market demands, we offer a full complement of outdoor advertising services coupled with local production facilities, management and account executives through our local offices. Local advertising constituted approximately 86% of our outdoor advertising net revenues in calendar 1999, which our management believes is higher than the industry average. While maintaining our local focus, we seek to expand our operations within existing and contiguous markets. We also pursue expansion opportunities, including acquisitions, in additional markets. In the logo sign business, our strategy is to maintain our position as the largest operator of logo signs in the United States by pursuing new service contracts for logo signs and, potentially, through acquisitions. We may also pursue expansion opportunities in transit and other out-of-home media if we believe we can leverage our management skills and market position.

     We believe that the experience of our senior and local managers has contributed greatly to our success. Our regional managers have been with us, on average, for 22 years. We emphasize decentralized local management of operations with centralized support and financial and accounting controls. As a result of this local operating focus, we maintain an extensive local presence within our markets and, as of September 30, 2000, employed a total of 636 local account executives. Local account executives are typically supported by additional local staff and have the ability to draw upon the resources of the central office and offices in other markets in the event that business opportunities or customers' needs support such allocation of resources.

     Our principal executive offices are located at 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808 and our telephone number is (225) 926-1000.

                              RECENT DEVELOPMENTS

COMPLETED ACQUISITIONS

     From January 1, 2000 to September 30, 2000, we completed 71 acquisitions of complementary outdoor advertising assets, for an aggregate price of approximately $488 million. These acquisitions included approximately 15,400 displays. We expect that these acquisitions will allow us to take advantage of operating efficiencies and cross-market sales opportunities.

  The Aztec Acquisition

     On January 14, 2000, we purchased all of the outstanding stock of Aztec Group Inc. for $34.5 million. The purchase price consisted of approximately $5.3 million in cash and the issuance of 481,481 shares of our Class A common stock with a value of approximately $29.2 million.

  Northeast Region Acquisition

     On March 31, 2000, we purchased the assets of an outdoor company in our Northeastern Region for a cash purchase price of $33.6 million.

  Outdoor West Acquisition

     Effective on May 1, 2000, we purchased all of the outstanding common stock of Outdoor West, Inc. for a total cash purchase price of approximately $39.2 million.

  Advantage Outdoor Acquisition

     On May 24, 2000, we purchased all of the outstanding common stock of Advantage Outdoor Company, Inc. for a cash purchase price of approximately $76.9 million and the issuance of 2,300,000 shares of our Class A common stock valued at approximately $92.8 million.

  Tyler Media Group Acquisition

     On July 1, 2000, we purchased the stock of Tyler Media Group, Inc. for a purchase price of approximately $32.4 million. The purchase price consisted of approximately $5.9 million cash and the issuance of 611,764 shares of our Class A common stock valued at approximately $26.5 million.

  Root Outdoor Acquisition

     On July 21, 2000, we purchased the assets of Root Outdoor Advertising, Inc. for a total cash purchase price of approximately $41.1 million.

  Other Acquisitions

     During the nine months ended September 30, 2000, we completed 66 additional acquisitions of outdoor advertising assets for a total purchase price of approximately $137.9 million. The purchase price included the issuance of 674,491 shares of our Class A common stock valued at approximately $29.8 million.

PENDING ACQUISITIONS

     As of September 30, 2000, we have entered into agreements relating to several other acquisitions that are pending. If we complete all of these acquisitions, we will acquire approximately 6,200 outdoor advertising displays for an aggregate purchase price of approximately $119 million. These acquisitions are subject to various conditions including the satisfaction of customary closing conditions. We cannot be sure whether or when these acquisitions will be completed.

                                  THE OFFERING

Class A common stock
offered.......................   4,500,000 shares(1)

Common stock to be outstanding
  after the offering..........   79,894,510 shares of Class A common stock(1)(2)
                                 17,000,000 shares of Class B common stock
                                 ---------------------------------------------
                                 96,894,510 total shares of common stock(1)(2)
                                 ---------------------------------------------
                                 ---------------------------------------------

Over-allotment option.........   675,000 shares

Use of proceeds...............   For general corporate purposes, including
                                 repayment of outstanding debt. See "Use of Proceeds" on page S-9.

Voting rights.................   The holders of the Class A common stock and the
                                 holders of the Class B common stock vote together as a single class (except as may be otherwise required by Delaware law), with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to ten votes. Each share of Class B common stock converts automatically into one share of Class A common stock upon the sale or other transfer to a person or entity other than a Permitted Transferee (as defined under "Description of Lamar Class A Common
                                 Stock--Voting Rights; Conversion of Class B
                                 Common Stock" on page 21 in the prospectus).
                                 The Class A common stock and the Class B common stock otherwise have identical rights.

Nasdaq National Market
Symbol........................   LAMR
------------
(1) This number assumes no exercise of the over-allotment option.

(2) This number does not include 2,826,222 shares of Class A common stock that we may issue on exercise of outstanding options granted pursuant to our 1996 equity incentive plan.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The table below presents selected historical consolidated statement of operations and balance sheet data of Lamar Advertising Company and our subsidiaries. We derived this information from audited financial statements for the years ended October 31, 1995 through October 31, 1996 and December 31, 1997 through December 31, 1999 and from unaudited financial statements for the nine months ended September 30, 1999 and September 30, 2000. Effective January 1, 1997, we changed our fiscal year from a twelve-month period ending October 31 to a twelve-month period ending December 31.

     In our opinion, the unaudited information for the nine months ended September 30, 1999 and 2000 reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the results of operations and financial condition. Results from interim periods should not be considered indicative of results for any other periods or for the year. This information is only a summary. You should read it in conjunction with Lamar's historical financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference. Please see "Where You Can Find More Information" on page 3 of the prospectus.

                                                 YEAR ENDED                                              NINE MONTHS ENDED
                                                 OCTOBER 31,            YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                             -------------------   ---------------------------------   ---------------------
                                               1995       1996       1997        1998        1999        1999        2000
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
                                                                            (IN THOUSANDS,                  (UNAUDITED)
                                                                        EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues...............................  $102,408   $120,602   $ 201,062   $ 288,588   $ 444,135   $ 294,614   $ 509,026
Operating expenses:
  Direct advertising expenses..............    34,386     41,184      63,390      92,849     143,090      93,481     162,176
  General and administrative expenses......    27,057     29,466      45,368      60,935      94,372      64,025     103,213
  Depreciation and amortization............    15,597     16,712      48,317      88,791     177,138     104,951     231,533
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
        Total operating expenses...........    77,040     87,362     157,075     242,575     414,600     262,457     496,922
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
Operating income...........................    25,368     33,240      43,987      46,013      29,535      32,157      12,104
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
Other expense (income):
  Interest income..........................      (199)      (240)     (1,723)       (762)     (1,421)     (1,067)       (968)
  Interest expense.........................    15,783     15,441      38,230      60,008      89,619      57,471     109,186
  Loss (gain) on disposition of assets.....     1,476         91         (15)     (1,152)     (5,481)     (5,666)       (274)
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
        Total other expense................    17,060     15,292      36,492      58,094      82,717      50,738     107,944
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
Earnings (loss) before income taxes,
  extraordinary item and cumulative effect
  of an accounting change..................     8,308     17,948       7,495     (12,081)    (53,182)    (18,581)    (95,840)
Income tax expense (benefit)...............    (2,390)     7,099       4,654        (191)     (9,596)       (362)    (26,959)
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
Earnings (loss) before extraordinary item
  and cumulative effect of an accounting
  change...................................    10,698     10,849       2,841     (11,890)    (43,586)    (18,219)    (68,881)
Extraordinary loss on debt
  extinguishment...........................        --         --          --          --        (182)       (182)         --
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
Earnings (loss) before cumulative effect of
  an accounting change.....................    10,698     10,849       2,841     (11,890)    (43,768)    (18,401)    (68,881)
Cumulative effect of an accounting
  change...................................        --         --          --          --        (767)       (767)         --
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
Net earnings (loss)........................    10,698     10,849       2,841     (11,890)    (44,535)    (19,168)    (68,881)
Preferred stock dividends..................        --       (365)       (365)       (365)       (365)       (365)       (273)
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
Net earnings (loss) applicable to common
  stock....................................  $ 10,698   $ 10,484   $   2,476   $ (12,255)  $ (44,900)  $ (19,533)  $ (69,154)
                                             ========   ========   =========   =========   =========   =========   =========

                                                 YEAR ENDED                                              NINE MONTHS ENDED
                                                 OCTOBER 31,            YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                             -------------------   ---------------------------------   ---------------------
                                               1995       1996       1997        1998        1999        1999        2000
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
                                                                            (IN THOUSANDS,                  (UNAUDITED)
                                                                        EXCEPT PER SHARE DATA)
Earnings (loss) per common share--basic and
  diluted:
  Earnings (loss) before extraordinary item
    and accounting change(1)...............  $    .21   $    .25   $     .05   $    (.24)  $    (.64)  $    (.30)  $    (.77)
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
  Extraordinary loss on debt
    extinguishment(1)......................        --         --          --          --          --          --          --
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
Cumulative effect of a change in accounting
  principle(1).............................  $     --   $     --   $      --   $      --   $    (.01)  $    (.01)  $      --
                                             --------   --------   ---------   ---------   ---------   ---------   ---------
Net earnings (loss)(1).....................  $    .21   $    .25   $     .05   $    (.24)  $    (.65)  $    (.31)  $    (.77)
                                             --------   --------   ---------   ---------   ---------   ---------   ---------

OTHER DATA:
EBITDA(2)..................................  $ 40,965   $ 49,952   $  92,304   $ 134,804   $ 206,673   $ 137,108   $ 243,637
EBITDA margin..............................        40%        41%         46%         47%         47%         47%         48%
Cash flows from operating activities(3)....  $ 25,065   $ 32,493   $  45,783   $  72,498   $ 110,551   $  65,311   $ 115,468
Cash flows from investing activities(3)....  $(17,817)  $(48,124)  $(370,228)  $(535,217)  $(950,650)  $(882,760)  $(378,097)
Cash flows from financing activities(3)....  $ (9,378)  $ 18,175   $ 250,684   $ 584,070   $ 719,903   $ 699,630   $ 260,904

                                       AS OF OCTOBER 31,            AS OF DECEMBER 31,             AS OF SEPTEMBER 30, 2000
                                      -------------------   ----------------------------------   -----------------------------
                                        1995       1996       1997        1998         1999        ACTUAL      AS ADJUSTED(4)
                                      --------   --------   --------   ----------   ----------   ----------   ----------------
                                                                           (IN THOUSANDS)                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...........  $  5,886   $  8,430   $  7,246   $  128,597   $    8,401   $    6,676      $   68,076
Working capital.....................     1,737      1,540     18,662       94,221       40,787       45,340         106,740
Total assets........................   133,885    173,189    651,336    1,413,377    3,206,945    3,611,253       3,672,653
Long term debt (including current
  maturities).......................   146,051    131,955    539,200      876,532    1,615,781    1,875,657       1,738,657
Total long-term obligations.........   143,944    130,211    551,865      857,760    1,730,710    1,998,488       1,861,488
Stockholders' equity (deficit)......   (28,154)    19,041     68,713      466,779    1,391,529    1,508,495       1,706,895

------------
(1) After giving effect to the three-for-two split of our Class A and Class B common stock effective in February 1998.

(2) "EBITDA" is defined as operating income before depreciation and amortization. It represents a measure which management believes is customarily used to evaluate the financial performance of companies in the media industry. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income or net earnings as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity.

(3) Cash flows from operating, investing and financing activities are obtained from our consolidated statements of cash flows prepared in accordance with generally accepted accounting principles.

(4) As adjusted to give effect to our sale of 4,500,000 shares of Class A common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of 4,500,000 shares of Class A common stock will be approximately $198.4 million after deducting the underwriting discount and estimated fees and expenses. If the underwriter exercises its over-allotment option in full, we estimate that the net proceeds will be approximately $228.2 million.

     We intend to use the net proceeds for general corporate purposes, including the repayment of amounts currently outstanding under our bank credit facility. Of this amount, $130.0 million will be applied to the outstanding balance of our revolving credit facility and will increase the amount available for borrowing under that facility. The remaining $68.4 million will be used to fund acquisitions and for working capital purposes. Pending these uses, we intend to invest the balance of the net proceeds of this offering in short-term investment grade securities. Borrowings under our credit facility bear interest computed as a margin over either the Chase Prime Rate or LIBOR. LIBOR is the London Interbank Offered Rate, a commonly used reference for variable interest rates. The margins range from 0 to 75 basis points over the Chase Rate and from 100 to 200 basis points over LIBOR, depending on our current ratio of debt to EBITDA for the preceding twelve months.

                                 CAPITALIZATION

     The following table sets forth our capitalization (1) as of September 30, 2000 and (2) as adjusted for the sale of shares of Class A common stock after deducting the underwriter's discounts and commissions and estimated offering expenses payable by us.

     You should read this table with the financial statements and notes thereto incorporated by reference into the prospectus.

                                                              AS OF SEPTEMBER 30, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $    6,676    $   68,076
                                                              ==========    ==========
Current maturities of long-term debt........................      34,675        34,675
                                                              ----------    ----------
          Total current debt................................      34,675        34,675
Long-term debt, less current maturities:
  Bank Term Loan Facility...................................     627,000       627,000
  Bank Incremental Loan Facility............................     243,250       243,250
  Bank revolving credit facility............................     137,000            --
  11% Senior Secured Notes..................................       1,172         1,172
  8 5/8% Senior Subordinated Notes..........................     198,961       198,961
  9 5/8% Senior Subordinated Notes..........................     255,000       255,000
  9 1/4% Senior Subordinated Notes..........................      74,073        74,073
  5.25% Convertible Notes...................................     287,500       287,500
  Other long-term debt......................................       5,193         5,193
  Ten-year subordinated notes...............................      11,833        11,833
                                                              ----------    ----------
          Total long-term debt, less current maturities.....   1,840,982     1,703,982
Stockholders' equity:
  Class A Preferred Stock, $638 par value, 10,000 shares
     authorized, no shares issued and outstanding...........          --            --
  Series AA Preferred Stock, $0.001 par value, 5,720 shares
     authorized, 5,719.49 issued and outstanding............          --            --
  Class A Common Stock, $0.001 par value, 175,000,000 shares authorized, 75,386,851 actual shares issued and
     outstanding, 79,886,851 issued and outstanding, as
     adjusted...............................................          75            80
  Class B Common Stock, $0.001 par value, 37,500,000 shares
     authorized, 17,000,000 actual shares issued and
     outstanding, 17,000,000 issued and outstanding, as
     adjusted...............................................          17            17
  Additional paid-in capital................................   1,665,032     1,863,427
  Accumulated deficit.......................................    (156,629)     (156,629)
                                                              ----------    ----------
          Total stockholders' equity........................   1,508,495     1,706,895
                                                              ----------    ----------
          Total capitalization..............................  $3,384,152    $3,445,552
                                                              ==========    ==========

                      PRICE RANGE OF CLASS A COMMON STOCK

     Our Class A common stock is traded on the Nasdaq National Market under the symbol "LAMR." The last reported closing sales price of our Class A common stock on the Nasdaq National Market was $47.8125 per share on November 15, 2000. As of November 10, 2000, we had approximately 210 holders of record. The following table shows the high and low sales prices per share of our Class A common stock for the periods indicated (as adjusted for our three-for-two stock split effected on February 26, 1998).

                                                                PRICE OF CLASS A
                                                                  COMMON STOCK
                                                              --------------------
                                                               HIGH          LOW
                                                              ------        ------
1998
  First Quarter.............................................  $38.50        $24.42
  Second Quarter............................................   36.75         29.25
  Third Quarter.............................................   41.50         24.50
  Fourth Quarter............................................   39.25         19.25

1999
  First Quarter.............................................  $41.63        $32.25
  Second Quarter............................................   43.00         27.75
  Third Quarter.............................................   50.69         35.25
  Four Quarter..............................................   64.50         44.63

2000
  First Quarter.............................................  $70.25        $40.13
  Second Quarter............................................   50.38         36.50
  Third Quarter.............................................   50.75         37.63
  Fourth Quarter (through November 15, 2000)................   49.00         36.00

                                DIVIDEND POLICY

     We have not paid any cash dividends on our Class A common stock since our inception. We currently do not intend to pay any cash dividends on our Class A common stock in the foreseeable future, but intend to retain all earnings, if any, for use in our business operations.

                                  UNDERWRITER

     Under the terms and subject to the conditions contained in an underwriting agreement dated November 15, 2000, Morgan Stanley & Co. Incorporated as the underwriter has agreed to purchase, and we have agreed to sell to it, 4,500,000 shares of our Class A common stock.

     The underwriter is offering the shares of Class A common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the shares of Class A common stock offered by this prospectus supplement is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of Class A common stock offered by this prospectus supplement, other than those covered by the underwriter's over-allotment described below, if any such shares are taken.

     The underwriter initially proposes to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover page hereof. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter.

     In connection with the sale of the shares of Class A common stock, the underwriter will receive compensation in the form of commissions or discounts and may receive compensation from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved.

     Pursuant to the underwriting agreement, we have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 675,000 additional shares of Class A common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriter may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus supplement. To the extent such option is exercised, the underwriter will become obligated, subject to certain conditions, to purchase such additional shares of Class A common stock. If the underwriter's option is exercised in full, the total price to the public would be $232,875,000, the total underwriter's discount and commissions would be $4,528,125 and total proceeds to us would be $228,346,875.

     The company, and directors, executive officers and stockholders holding approximately 18,094,616 shares of our common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not, during the period ending 90 days after the date of this prospectus supplement,
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (a) the sale of shares of Class A common stock to the underwriter, (b) the issuance of shares of

Class A common stock in connection with pending acquisitions or otherwise as consideration for the acquisition of additional outdoor advertising or logo sign assets, (c) the issuance by us of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement and disclosed in our filings under the Exchange Act or the issuance of shares of Class A common stock pursuant to the Company's 2000 Employee Stock Purchase Plan, (d) transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares of Class A common stock, (e) bona fide gifts or distributions without consideration to individuals who agree to be bound by the lockup agreement and for which no filing under Section 16(a) of the Securities Act of 1934 is required, or voluntarily made, during the 90-day period referenced above or (f) certain transfers which occur by operation of law.

     In order to facilitate the offering of the Class A common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriter may over-allot in connection with the offering, creating a short position in the Class A common stock for its own account. In addition, to cover over-allotments or to stabilize the price of the Class A common stock, the underwriter may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchase previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may maintain the market price of the Class A common stock above independent market levels. The underwriter is not required to engage in these activities, and may end these activities at any time.

     The Company and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts, counsel to Lamar, is giving Lamar an opinion on the validity of the shares covered by this prospectus supplement. Certain matters will be passed upon for the underwriter by Chadbourne & Parke LLP, New York, New York.

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